CONSENT OF QUALIFIED PERSON

VIA SEDAR

March 20, 2015

British Columbia Securities Commission

Alberta Securities Commission

Yukon Registrar of Securities

TSX Venture Exchange

Dear Sirs/Mesdames:

Re:

Radius Gold Inc.

Management Information Circular Dated March 20, 2015 (the "Circular")

Consent of Expert

In connection with the filing of the Circular, I hereby consent to the reference of my name in the Circular and expert opinion contained therein.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from my expert opinion or, within my knowledge, as a result of the services I performed in connection with my expert opinion.

Sincerely,

“David Clark”

David Clark, M.Sc., P.Geo.